                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the period ended December 31, 1996

                                      or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from           to
                                   ---------    ----------

                            Commission file number:
                                    0-14643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                         KENT ELECTRONICS CORPORATION
                               7433 Harwin Drive
                             Houston, Texas 77036

                          KENT ELECTRONICS CORPORATION
                                  TAX-DEFERRED
                     SAVINGS AND RETIREMENT PLAN AND TRUST

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                               TABLE OF CONTENTS
                               -----------------

                                                      Page
                                                      ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..     3

FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR
     PLAN BENEFITS..................................     5

   STATEMENTS OF CHANGES IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS....................     6

   NOTES TO FINANCIAL STATEMENTS....................     7

SUPPLEMENTAL SCHEDULES

   ASSETS HELD FOR INVESTMENT.......................    17

   TRANSACTIONS IN EXCESS OF FIVE PERCENT OF FAIR
     VALUE OF PLAN ASSETS...........................    18


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------



To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust


   We have audited the accompanying statements of net assets available for plan benefits of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Houston, Texas
May 23, 1997

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  December 31,



                                                         1996         1995
                                                      -----------  -----------
ASSETS
 Investments:
  At fair value
   Cash equivalents                                   $   337,732  $   860,441
   Corporate stocks                                    16,431,204   18,796,692
   Mutual funds                                         2,009,434    1,305,349
   Participant loans receivable                           587,695            -
                                                      -----------  -----------
                                                       19,366,065   20,962,482
  At contract value
   Investment contracts                                   881,543            -
                                                      -----------  -----------
     Total investments                                 20,247,608   20,962,482


 Employer and participant contributions receivable        187,583      242,981
                                                      -----------  -----------

   Total assets                                        20,435,191   21,205,463
LIABILITIES
 Employer contribution received in advance                200,000            -
                                                      -----------  -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                $20,235,191  $21,205,463
                                                      ===========  ===========




The accompanying notes are an integral part of these statements.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  December 31,



                                                 1996         1995
                                             ------------  -----------
Additions to net assets attributed to:
 Investment income
   Net appreciation of investments           $         -   $ 9,242,584
   Interest and dividend income                  160,280       197,144
                                             -----------   -----------
                                                 160,280     9,439,728
 Contributions
   Participant contributions                   2,509,568     1,513,585
   Employer contributions                        783,544       495,439
                                             -----------   -----------
                                               3,293,112     2,009,024
                                             -----------   -----------
     Total additions                           3,453,392    11,448,752
Deductions from net assets attributed to:
 Net depreciation of investments               2,145,246             -
 Benefits paid to participants                 2,180,438     1,103,990
 Administrative expenses                          97,980        48,669
                                             -----------   -----------
     Total deductions                          4,423,664     1,152,659
                                             -----------   -----------
     Net (decrease) increase                    (970,272)   10,296,093
Net assets available for plan benefits:
 Beginning of year                            21,205,463    10,909,370
                                             -----------   -----------
 End of year                                 $20,235,191   $21,205,463
                                             ===========   ===========




The accompanying notes are an integral part of these statements.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995



NOTE A - DESCRIPTION OF PLAN

   The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

 1.   GENERAL
      -------

 The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation, Inc. and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

 2.   ELIGIBILITY
      -----------

 Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

 3.   TRUSTEE
      -------

 The Smith Barney Corporate Trust Company has been designated and appointed as Trustee of the Plan. The Trustee maintains all assets of the Plan in safekeeping.

 4.   EMPLOYEE ELECTIVE CONTRIBUTIONS
      -------------------------------

 Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant is subject to certain limitations.

 5.   EMPLOYER THRIFT MATCHING CONTRIBUTIONS
      --------------------------------------

 The Company shall contribute to the Plan's trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company's common stock. The maximum amount of employer matching contributions is subject to certain limitations.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995



NOTE A - DESCRIPTION OF PLAN - CONTINUED

 6.   EMPLOYER PROFIT SHARING CONTRIBUTIONS
      -------------------------------------

 The Company may contribute (from its net income or accumulated earnings and profit) to the Plan's trust such amount representing a profit sharing contribution, if any, as determined by the Board of Directors of the employer. Such contribution is invested in the Company's common stock. The maximum amount of employer profit sharing contributions is subject to certain limitations.

 7.   ALLOCATIONS
      -----------

 Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant's compensation to total compensation of all eligible participants.

 8.   VESTING SCHEDULE
      ----------------

 A participant's thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

          Years of Vesting Service             Vested Percentage
          ----------------------------------  ------------------

          Less than 2 years                          0%
                2 years                             40%
                3 years                             60%
                4 years                             80%
                5 years or more                    100%

 Participant contributions vest immediately.

 9.   BENEFITS
      --------

 The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

 Normal Retirement - Participants of the Plan who retire on or after their normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995


NOTE A - DESCRIPTION OF PLAN - CONTINUED

 Early Retirement - Participants who are fifty-five (55) or more years of age, but who have not attained normal retirement date and who have completed five
 (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

 Disability - If participants become totally and permanently disabled, they will be paid the full value of their account in accordance with terms as set forth in the Plan.

 Death - If participants in the Plan die, their beneficiary will be paid the full value of their account in accordance with terms as set forth in the Plan.

 Termination - If participants terminate their employment with the Company for any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

 10.   FORFEITURES
       -----------

 Participant's forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

 11.   ADMINISTRATIVE EXPENSES
       -----------------------

 Administrative expenses are paid directly by the Plan.

 12.   TOP-HEAVY PLAN PROVISIONS
       -------------------------

 In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

 13.   PARTICIPANT LOANS RECEIVABLE
       ----------------------------

 Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent as of the beginning of the month in which the loan was made. Principal and interest is paid ratably through equal payroll deductions each pay period.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

 1.   BASIS OF ACCOUNTING
      -------------------

 The accompanying financial statements are presented on the accrual basis of accounting.

 2.   VALUATION OF INVESTMENTS
      ------------------------

 Investments are stated at their fair market value, as determined by quoted market prices, except for investment contracts, which are valued at contract value (Note B.3).

 Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

 3.   INVESTMENT CONTRACTS
      --------------------

 The Plan has invested in a fund, GIC Income Fund 4, made up of a portfolio of guaranteed investment contracts with insurance companies, having an average maturity between 2.5 to 3.5 years. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

 4.   TERMINATION OF PLAN
      -------------------

 The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

 5.   USE OF ESTIMATES
      ----------------

 In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995
NOTE C - INVESTMENT OPTIONS

  Upon enrollment into the Plan, a participant may direct employee contributions into an investment in Kent Stock, any one of six mutual funds or a fund made up of a portfolio of guaranteed investment contracts with insurance companies.

 Following are the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits by separate optional investment fund program as of December 31, 1996 and 1995, and for the years then ended. Investments that represent 5% or more of the Plan's net assets are separately identified.

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1996

                                  Kent                                               Euro      Capital
                              Electronics       GIC         Investment   Growth     Pacific     World        Bond
                              Corporation      Income       Company of   Fund of    Growth     Growth &     Fund of
                              Common Stock     Fund 4        America     America     Fund       Income      America
                               Investment    Investment     Investment  Investment Investment  Investment  Investment
                                Account       Account        Account     Account    Account     Account     Account
ASSETS                       --------------  ----------     ----------  ---------  ---------   ---------   ---------
Investments:
  At fair value
   Cash equivalents            $   288,387   $      -      $   39,845    $  6,138   $ 2,514     $   678     $    85
   Corporate stocks             16,431,204            -             -           -         -           -           -
   Mutual funds                          -            -     1,580,339     160,794    78,813      68,852      45,990
   Participant loans
    receivable                           -            -             -           -         -           -           -
  At contract value
   Investment contracts                  -      881,543             -           -         -           -           -
                               -----------     --------    ----------    --------   -------     -------     -------
   Total investments            16,719,591      881,543     1,620,184     166,932    81,327      69,530      46,075
  Employer and participant
   contributions
   receivable                      148,351       13,956        16,646       4,043     1,150       1,125       1,236
                               -----------     --------    ----------    --------   -------     -------     -------
   Total assets                 16,867,942      895,499     1,636,830     170,975    82,477      70,655      47,311
LIABILITIES
 Employer contribution
  received in advance             (200,000)           -             -           -         -           -           -
                               -----------     --------    ----------    --------   -------     -------     -------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                 $16,667,942     $895,499    $1,636,830    $170,975   $82,477     $70,655     $47,311
                               ===========     ========    ==========    ========   =======     =======     =======


                              Income
                              Fund of
                              America
                             Investment  Participant
                              Account       Loans         Total
                             ---------   ----------  -------------
Investments:
  At fair value
   Cash equivalents             $    85  $       -    $   337,732
   Corporate stocks                   -          -     16,431,204
   Mutual funds                  74,646          -      2,009,434
   Participant loans
    receivable                        -    587,695        587,695
  At contract value
   Investment contracts               -          -        881,543
                                -------  ---------    -----------
   Total investments             74,731    587,695     20,247,608
  Employer and participant
   contributions receivable       1,076          -        187,583
                                -------  ---------    -----------
   Total assets                  75,807    587,695     20,435,191
LIABILITIES
 Employer contribution
  received in advance                 -          -       (200,000)
                                -------  ---------    -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                 $75,807    $587,695     $20,235,191
                               =======    ========     ===========


                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995

NOTE C - INVESTMENT OPTIONS - CONTINUED

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND

                               December 31, 1995

                                                   Kent
                                                Electronics               Equity
                                                Corporation               Stock
                                                  Common       Money      Mutual
                                                   Stock      Market       Fund
                                                Investment  Investment  Investment
                                                  Account     Account     Account     Total
                                               ------------ ---------- ----------- ----------
ASSETS
 Investments, at fair value
  Cash equivalents                             $    41,722  $815,215  $    3,504   $   860,441
  Corporate stocks                              18,796,692         -           -    18,796,692
  Mutual funds                                           -             1,305,349     1,305,349
                                               -----------  --------  ----------   -----------
   Total investments                            18,838,414   815,215   1,308,853    20,962,482

 Receivables
  Employer and participant con-
   tributions receivable                           141,687    20,211      81,083       242,981
  Interfund receivables (payables)                   7,325    16,139     (23,464)            -
                                               -----------  --------  ----------   -----------
   Total receivables                               149,012    36,350      57,619       242,981
                                               -----------  --------  ----------   -----------
   Total assets                                 18,987,426   851,565   1,366,472    21,205,463

LIABILITIES                                              -         -           -             -
                                               -----------  --------  ----------   -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                                 $18,987,426  $851,565  $1,366,472   $21,205,463
                                               ===========  ========  ==========   ===========

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995

NOTE C - INVESTMENT OPTIONS - CONTINUED

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1996

                                   Kent                                               Euro      Capital
                               Electronics        GIC        Investment   Growth     Pacific     World        Bond
                               Corporation       Income      Company of   Fund of    Growth     Growth &     Fund of
                               Common Stock      Fund 4       America     America     Fund       Income      America
                                Investment     Investment    Investment  Investment Investment  Investment  Investment
                                 Account        Account       Account     Account    Account     Account     Account
                              --------------   ----------    ----------  ---------  ---------   ---------   ---------
Additions added to net
 assets attributed to:
Investment income
  Interest and dividend
   income                        $     4,381    $  19,576   $   97,056   $  8,949     $ 2,231     $ 3,082     $ 1,310
Contributions
  Participant contributions        1,868,958      248,726      306,204     34,018      11,260       5,017      29,954
  Employer contributions             783,544            -            -          -           -           -           -
                                 -----------    ---------   ----------   --------     -------     -------     -------
                                   2,652,502      248,726      306,204     34,018      11,260       5,017      29,954
                                 -----------    ---------   ----------   --------     -------     -------     -------
   Total additions                 2,656,883      268,302      403,260     42,967      13,491       8,099      31,264

Deductions from net assets
 attributed to:
 Net depreciation
  (appreciation)
  of investments                   2,353,365      (20,407)    (159,497)   (13,511)     (4,422)     (6,433)     (1,253)
 Benefits paid to
  participants                     1,941,539       92,895      107,904      1,274         373          84          83
 Administrative expenses              86,151        4,126        7,033        167         123         132         114
                                 -----------    ---------   ----------   --------     -------     -------     -------
   Total deductions                4,381,055       76,614      (44,560)   (12,070)     (3,926)     (6,217)     (1,056)
                                 -----------    ---------   ----------   --------     -------     -------     -------
  Net (decrease) increase
   before interfund
   transfers                      (1,724,172)     191,688      447,820     55,037      17,417      14,316      32,320
 Interfund transfers                (595,312)    (147,754)    (177,462)   115,938      65,060      56,339      14,991
                                 -----------    ---------   ----------   --------     -------     -------     -------
  Net (decrease) increase         (2,319,484)      43,934      270,358    170,975      82,477      70,655      47,311
Net assets available for
 plan benefits:
 Beginning of year                18,987,426      851,565    1,366,472          -           -           -           -
                                 -----------    ---------   ----------   --------     -------     -------     -------
 End of year                     $16,667,942    $ 895,499   $1,636,830   $170,975     $82,477     $70,655     $47,311
                                 ===========    =========   ==========   ========     =======     =======     =======



                                  Income
                                  Fund of
                                  America
                                 Investment  Participant
                                  Account       Loans         Total
                                 ---------   ----------  -------------
Additions added to net
 assets attributed to:
Investment income
  Interest and dividend
   income                         $ 5,507     $ 18,188     $   160,280
Contributions
  Participant contributions         5,431            -       2,509,568
  Employer contributions                -            -         783,544
                                  -------     --------     -----------
                                    5,431            -       3,293,112
                                  -------     --------     -----------
   Total additions                 10,938       18,188       3,453,392

Deductions from net assets
 attributed to:
 Net depreciation
  (appreciation)
  of investments                   (2,596)           -       2,145,246
 Benefits paid to
  participants                        101       36,185       2,180,438
 Administrative expenses              134            -          97,980
                                  -------     --------     -----------
   Total deductions                (2,361)      36,185       4,423,664
                                  -------     --------     -----------
  Net (decrease) increase
   before interfund
    transfers                      13,299      (17,997)       (970,272)
 Interfund transfers               62,508      605,692               -
                                  -------     --------     -----------
  Net (decrease) increase          75,807      587,695        (970,272)
Net assets available for
 plan   benefits:
 Beginning of year                      -            -      21,205,463
                                  -------     --------     -----------
 End of year                      $75,807     $587,695     $20,235,191
                                  =======     ========     ===========


                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995



NOTE C - INVESTMENT OPTIONS - CONTINUED
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND

                               December 31, 1995

                                                            Kent
                                                         Electronics               Equity
                                                         Corporation               Stock
                                                           Common       Money      Mutual
                                                            Stock      Market       Fund
                                                         Investment  Investment  Investment
                                                           Account     Account     Account     Total
                                                        ------------ ---------- ----------- ----------
Additions added to net assets
 attributed to:
 Investment income
  Net appreciation of investments                       $ 9,177,650  $       -   $   64,934   $ 9,242,584
  Interest and dividend income                                2,909     41,350      152,885       197,144
                                                        -----------  ---------   ----------   -----------
                                                          9,180,559     41,350      217,819     9,439,728
Contributions
  Participant contributions                               1,056,477    198,435      258,673     1,513,585
  Employer contributions                                    495,439          -            -       495,439
                                                        -----------  ---------   ----------   -----------
                                                          1,551,916    198,435      258,673     2,009,024
                                                        -----------  ---------   ----------   -----------
   Total additions                                       10,732,475    239,785      476,492    11,448,752
Deductions from net assets
 attributed to:
 Benefits paid to participants                              953,511     75,943       74,536     1,103,990
 Administrative expenses                                     40,010      3,276        5,383        48,669
                                                        -----------  ---------   ----------   -----------
  Total deductions                                          993,521     79,219       79,919     1,152,659
                                                        -----------  ---------   ----------   -----------
  Net increase (decrease) before
   interfund transfers                                    9,738,954    160,566      396,573    10,296,093
Interfund transfers                                         543,914   (133,925)    (409,989)            -
                                                        -----------  ---------   ----------   -----------
  Net increase (decrease)                                10,282,868     26,641      (13,416)   10,296,093
Net assets available for plan benefits:
 Beginning of year                                        8,704,558    824,924    1,379,888    10,909,370
                                                        -----------  ---------   ----------   -----------
 End of year                                            $18,987,426  $ 851,565   $1,366,472   $21,205,463
                                                        ===========  =========   ==========   ===========


NOTE D - INSURANCE

 The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1996 and 1995



NOTE E - INCOME TAX STATUS

 The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                           ASSETS HELD FOR INVESTMENT
                               December 31, 1996




                                 Number of       Cost at         Current value
                                   units    December 31, 1996  December 31, 1996
                                 ---------  -----------------  -----------------

Smith Barney Money Funds
    Cash Portfolio                 337,732         $  337,732        $   337,732

Kent Electronics Corporation
    Common Stock                   638,105          6,199,431         16,431,204

GIC Income Fund 4                   67,259            861,498            881,543

Investment Company of America       65,222          1,284,447          1,580,339

Growth Fund of America               9,704            147,991            160,794

Euro Pacific Growth Fund             3,027             74,772             78,813

Capital World Growth & Income        2,997             62,617             68,852

Bond Fund of America                 3,345             45,111             45,990

Income Fund of America               4,519             72,081             74,646

Participant loans                  587,695            587,695            587,695
                                                   ----------        -----------

                                                   $9,673,375        $20,247,608
                                                   ==========        ===========

                          KENT ELECTRONICS CORPORATION
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                     TRANSACTIONS IN EXCESS OF FIVE PERCENT
                          OF FAIR VALUE OF PLAN ASSETS
                          Year ended December 31, 1996




                                            Purchase    Selling     Cost of       Net
Identity                         Shares      price       price       asset     gain/loss
------------------------------  ---------  ----------  ----------  ----------  ---------


Kent Electronics Corporation
 Common Stock
 Purchases
 (18 transactions)                362,212  $1,292,628  $        -  $        -   $      -

 Sales
 (3 transactions)                   4,805           -     158,035      42,855    115,180

 Distributions in kind
 (25 transactions)                 41,301           -           -     590,149          -

Smith Barney Money
 Funds Cash Portfolio

 Sales
 (172 transactions)             3,971,098           -   3,971,098   3,971,098          -

 Purchases
 (148 transactions)             3,448,389   3,448,389           -           -          -


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        KENT ELECTRONICS CORPORATION
                                        TAX-DEFERRED SAVINGS AND
                                        RETIREMENT PLAN AND TRUST
                                        (Name of Plan)

Date: June 27, 1997                     /s/ Stephen J. Chapko
                                        ---------------------------------
                                            Stephen J. Chapko
                                            Secretary of the Plan Administration
                                            Committee